Exhibit 1.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management discussion and analysis is as of March 8, 2010 and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2009 and the related notes included thereto. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These principles differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”).  The differences as they affect the annual consolidated financial statements are described in note 19 to our audited consolidated financialsStatements. All amounts are expressed in Canadian dollars unless otherwise indicated.

The forward-looking statements in this discussion regarding our expectations of  our future performance, liquidity and capital resources and other non-historical statements in this discussion are based on our current expectations and beliefs, including certain factors and assumptions, as described in our Annual Information Form, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to our company, including our 2009 Annual Information Form, is available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.

OVERVIEW

We are a life sciences company focused on developing drugs to treat or prevent cardiovascular diseases. Our lead programs are focused on the treatment of atrial fibrillation, an arrhythmia, or abnormal rhythm, of the upper chambers of the heart. We also have a Phase I program for GED-aPC, an engineered analog of recombinant human activated Protein C, and have pre-clinical projects directed at various cardiovascular indications.

Our product candidate for the acute conversion of atrial fibrillation is the intravenous formulation of vernakalant hydrochloride (vernakalant (iv), formerly known as RSD1235 (iv)).  We have previously announced positive top-line results for two pivotal Phase 3 atrial fibrillation trials, ACT 1 and ACT 3, respectively, for vernakalant (iv).  In addition, in Q2-2007 we announced positive results from an additional Phase 3 study, ACT 2, evaluating patients with post-operative atrial arrhythmia, and we have completed an open-label safety study, ACT 4, in conjunction with our North American co-development partner Astellas US LLC (Astellas).

In Q1-2007, the New Drug Application (NDA) for vernakalant (iv), filed by our North American development partner Astellas US LLC (Astellas) in 2006, was accepted for review by the United States Food & Drug Administration (FDA).  We were informed that the expected action date under the U.S. Prescription Drug User Fee Act (PDUFA) was October 19, 2007.  In Q3-2007, we announced that the FDA would be extending the review period for the NDA for vernakalant (iv) to January 19, 2008.  In Q4-2007, we together with Astellas participated in a panel review conducted by the Cardiovascular and Renal Drugs Advisory Committee, and announced that the panel members voted 6 to 2 in favour of recommending to the FDA that vernakalant (iv) be approved for rapid conversion of acute atrial fibrillation to sinus rhythm. In Q1-2008, we announced that Astellas was informed by the FDA that a decision had not yet been made regarding the NDA for vernakalant (iv) and that the FDA did not provide an action letter prior to the target PDUFA action date. In Q1-2008, we initiated a Phase 3 European Comparator Study (the AVRO study) for vernakalant (iv). In Q3-2008, we announced that Astellas received an action letter from the FDA, informing Astellas that the FDA had completed its review of the NDA for vernakalant (iv) and that the application is approvable.  In Q3-2009, we announced that, following extended discussions with the FDA, Astellas is undertaking a single confirmatory additional Phase 3 clinical trial under a Special Protocol Agreement (SPA).  The trial, called ACT 5, began patient enrolment in October 2009, and is expected to be completed in the first half of 2011.

In Q2-2009, we announced a collaboration and license agreement for the development and commercialization of vernakalant (iv) with an affiliate of Merck & Co., Inc. (Merck), providing Merck with exclusive rights to vernakalant (iv) outside of the United States, Canada and Mexico (collectively “North America”).  In July 2009, we announced that Merck had filed a Marketing Authorisation Application (MAA) to the European Medicines Agency (EMA) seeking marketing approval for vernakalant (iv) in the European Union, triggering a U.S.$15 million milestone to us.  Further development efforts for vernakalant (iv) outside of North America will be the responsibility of Merck (see Merck Agreement below), notwithstanding the AVRO study, which was funded by us. In December 2009, we announced that the AVRO study, initiated in early 2008, was completed and met its primary endpoint, achieving statistical significance in demonstrating the superiority of vernakalant (iv) over amiodarone in the conversion of atrial fibrillation to sinus rhythm within 90 minutes of the start of drug administration.

Our product candidate for the long-term prevention of atrial fibrillation recurrence is the oral formulation of vernakalant hydrochloride (vernakalant (oral), formerly known as RSD1235 (oral)).  A Phase 2a pilot study was initiated in Q4-2005, and in Q3-2006 we announced positive results for the completed study.  A Phase 2b clinical study for vernakalant (oral) was initiated in Q1-2007 and we announced positive final results from the completed study in Q3-2008.  In Q2-2009, we announced a collaboration and license agreement for the development and commercialization of vernakalant (oral) providing a Merck affiliate with exclusive rights to vernakalant (oral) globally.  Further development efforts for vernakalant (oral) globally will now be the responsibility of Merck (see Merck Agreement below).  We expect Merck to initiate the global development program for vernakalant (oral) in mid-2010 after completion of the end of Phase 2 meetings with the FDA and the EMEA.

In Q2-2007, Cardiome acquired exclusive worldwide rights to GED-aPC, an engineered analog of recombinant human activated Protein C, for all indications. In Q4-2007, we announced initiation of a Phase 1 study for GED-aPC.  In Q3-2009, we announced that enrolment in this trial was completed.  Results from this study are expected to be released in 2010.  We also announced the decision that future development and commercialization of the GED-aPC technology, currently held in a subsidiary company, will be funded either externally or via a partnership with another life sciences company.  It is expected that we will seek external capital to fund future activities. We may choose to co-invest in the venture to maintain an equity interest.

CORPORATE DEVELOPMENT

Merck Agreement

In Q2-2009, we announced a collaboration and license agreement with Merck for the development and commercialization of vernakalant.  The agreement provides a Merck affiliate with exclusive global rights to vernakalant (oral), and provides exclusive rights outside of the United States, Canada and Mexico to vernakalant (iv).

Under terms of the agreement, Merck paid us in Q2-2009 an initial fee of U.S.$60 million.  In addition, we are eligible to receive up to an additional U.S.$200 million in payments, including U.S. $15 million received in Q3-2009, based on achievement of certain milestones associated with the development and approval of vernakalant products, and up to U.S.$100 million for milestones associated with approvals in subsequent indications of both the intravenous and oral formulations.  We will also receive tiered royalty payments on sales of any approved products and have the potential to receive up to U.S.$340 million in additional milestone payments based on achievement of significant sales thresholds.

We have also retained an option to co-promote vernakalant (oral) with Merck through a hospital-based sales force in the United States.

Merck will be responsible for all future costs associated with the development, manufacturing and commercialization of these candidates.

Merck has granted us a secured, interest-bearing credit facility of up to U.S.$100 million that we may access in tranches over several years commencing in 2010. Subsequent to year end, in February 2010, we announced that a Merck affiliate has advanced to Cardiome U.S.$25 million under the credit facility. Cardiome may, at its option, repay all or a portion of the advance from time to time without premium or penalty.  This advance must be repaid in full by December 31, 2016.

In Q3-2009, we received a U.S.$15 million milestone payment as a result of Merck’s affiliate filing a MAA to the EMEA seeking marketing approval for vernakalant (iv) in the European Union. Under the agreement, we have also shipped and been reimbursed for U.S.$7.0 million of clinical supplies provided to Merck.

ACT 5 Trial

In August 2009, we announced that Astellas will undertake a single confirmatory additional Phase 3 clinical trial under an SPA with the FDA.  The trial, called ACT 5, began patient enrolment in October 2009, and is expected to be completed in the first half of 2011.

The decision to conduct another trial was reached following extended discussions between Astellas and the FDA to define the best regulatory path forward for KYNAPID (vernakalant (iv)).  Under the SPA process, the FDA has agreed that the design and planned analysis of the study adequately address objectives in support of the KYNAPID NDA. The prospectively-defined trial will enroll recent-onset atrial fibrillation patients without a history of heart failure.  We are continuing to support Astellas in completing the ACT 5 clinical trial and completing any further regulatory submissions in order to obtain FDA approval for vernakalant (iv).

GED-aPC

In Q3-2009, we announced the decision that future development and commercialization of the GED-aPC technology, currently held in a subsidiary company, will be funded either externally or via a partnership with another life sciences company.  It is expected that we will seek external capital to fund future activities. We may choose to co-invest in the venture to maintain an equity interest.

Management Transitions

In Q3-2009, we announced that Doug Janzen, formerly President and Chief Business Officer, was appointed to the role of President and Chief Executive Officer by the Board of Directors, and Bob Rieder, formerly Chairman and Chief Executive Officer, was appointed Executive Chairman of the Board.

In October 2009, Dr. Charles Fisher, Chief Medical Officer and Executive Vice President, Clinical & Regulatory Affairs, assumed an advisory role as a consultant to Cardiome in support of the transition of the GED-aPC program.

Dutch Auction Tender Offer

In Q3-2009, we announced that our Board of Directors had authorized management to proceed with a tender offer to purchase for cancellation up to 6,470,588 of our common shares for an aggregate purchase price of up to U.S.$27.5 million.  The offer was conducted as a modified “Dutch auction”, which enabled shareholders to select a price between U.S.$4.25 per share and U.S.$5.10 per share at which they were willing to tender their common shares to the offer.  The purchase price was the lowest price per share between U.S.$4.25 and U.S.$5.10 that enabled Cardiome to purchase U.S.$27.5 million of common shares. In October 2009, on the expiry of the tender, we purchased for cancellation 6,470,562 of our common shares at a price of U.S.$4.25 per share, for an aggregate purchase price of U.S.$27.5 million. All common shares purchased under the offer were purchased at the same price.  The shares purchased under the offer represented approximately 9.7% of our outstanding common shares as of October 13, 2009, the date of expiration of the tender offer.

Conversion of Preferred Shares

In October 2009, 2,272,727 Series A preferred shares were converted into common shares on a one-to-one basis at the option of CR Intrinsic Investments, LLC. No Series A preferred shares remain outstanding subsequent to such conversion.

Adoption of Automatic Securities Disposition and Purchase Plans
In December 2009, we announced that we have amended our Disclosure Policy to enable our directors, officers and employees (each a “restricted person”) to adopt automatic securities disposition plans and automatic securities purchase plans pursuant to applicable Canadian and U.S. securities laws, including the guidance under Ontario Securities Commission Staff Notice 55-701 and Rule 10b5-1 under the United States Securities Exchange Act of 1934, as amended. The Disclosure Policy requires that all automatic securities disposition or purchase plans must be pre-cleared by Cardiome’s Disclosure Committee or Corporate Governance and Nomination Committee.

Cardiome has also amended its Code of Business Conduct and Ethics to no longer require restricted persons to consult with the Corporation’s Compliance Officer before executing any trades in securities, to facilitate the ability to trade securities pursuant to an automatic securities disposition or purchase plan established in accordance with the Corporation’s Disclosure Policy.

Following the amendment to Cardiome’s Disclosure Policy, Cardiome’s Corporate Governance and Nomination Committee approved the adoption of an automated securities disposition plan by Doug Janzen, the President, Chief Executive Officer and a Director of Cardiome.  The plan approved in respect of Mr. Janzen provides for the sale by an independent broker engaged by Mr. Janzen of an aggregate of 120,000 shares (which are issuable on exercise of options held by Mr. Janzen), on the basis of up to 10,000 shares to be sold each month, commencing after an approximately 3-month cooling off period, subject to a limit price of Cdn$10.00 per share, over the approximately 24-month term of the plan. Dispositions by Mr. Janzen pursuant to the plan will be reported in accordance with applicable Canadian securities laws. Mr. Janzen will continue to hold shares and options to acquire shares of Cardiome and has reiterated his personal commitment to and confidence in the future prospects of Cardiome.

CLINICAL DEVELOPMENT

The following table summarizes recent clinical trials associated with each of our research and development programs:

Project	Stage of Development	Current Status	Cost to Date (in millions of dollars)
Vernakalant (iv)	FDA New Drug Application (NDA)	NDA submitted in Q4-2006 FDA approvable letter received Q3-2008 ACT 5 trial initiated in October 2009	107.1
	European Marketing Authorization Application (MAA)	MAA submitted by Merck in Q3-2009
	European Comparator (AVRO) Study	Results released in Q4-2009
Vernakalant (oral)	Phase 2b Clinical Trial	Final results released in Q3-2008	119.5
GED-aPC	Phase 1	Phase 1 study completed	16.4
Pre-clinical Projects	Pre-Clinical Stage	Pre-clinical studies	2.4

The following provides a description of the clinical development status for each of our projects:

Vernakalant (iv)
During 2009, we transferred the technology related to the vernakalant (iv) programs to Merck. We continue to support Merck in the development of vernakalant (iv) outside of North America.

In Q3-2009, an affiliate of Merck filed an MAA to the EMEA seeking marketing approval for vernakalant (iv) in the European Union.

In October 2009, the ACT 5 trial began patient enrolment. We continue to support Astellas when requested in support of the North American development of vernakalant (iv).

In December 2009, we completed and announced the results of the AVRO study. Further development efforts for vernakalant (iv) outside of North America are now the responsibility of Merck.

Vernakalant (oral)

During 2009, we continued non-clinical and CMC work on the vernakalant (oral) programs until Q2-2009 when we transferred the technology related to the programs to Merck.  Further development efforts for vernakalant (oral) globally are now the responsibility of Merck.

GED-aPC

During 2009, we continued to conduct pre-clinical research, development and manufacturing work, and completed enrolment on a Phase 1 trial for the GED-aPC compound. In Q3-2009, we announced the decision that future development and commercialization of the GED-aPC technology, currently held in a subsidiary company, will be funded either externally or via a partnership with another life sciences company.  It is expected that we will seek external capital to fund future activities. We may choose to co-invest in the venture to maintain an equity interest.

Phase 1 Clinical Trial

In Q4-2007, we announced initiation of subject dosing in a Phase 1 study of GED-aPC. The single-blinded, placebo-controlled, dose-ranging study will measure the safety, tolerability, pharmacokinetics and pharmacodynamics of GED-aPC in 48 healthy subjects, with each subject receiving a 15-minute loading dose at the start of a 24-hour continuous intravenous infusion of GED-aPC. Results from this study are expected to be released in 2010.

Other Projects

We continue to conduct pre-clinical research and development work on our internal early stage cardiovascular assets as well as review the external world for later stage and commercial assets.

DISCLOSURE CONTROLS AND PROCEDURES

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to National Instrument 52-109 is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Administrators’ rules and forms.

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2009 and concluded that they provide reasonable assurance that material information relating to the Company was made known to them and reported as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

We have designed and maintained internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Due to its inherent limitations, no matter how well an internal control system is designed and operated, it can provide reasonable, but not absolute assurance that it will prevent or detect misstatements from occurring in the financial statements.

As of December 31, 2009, management assessed the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its assessment under this framework, management concluded that our internal control over financial reporting was effective.  See the Report of Independent Registered Public Accounting Firm as of December 31, 2009.

There were no significant changes in our internal controls over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our audited consolidated financial statements are prepared in accordance with Canadian GAAP.  These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. We do not believe there are any changes in our significant estimates from those discussed in our 2008 annual management discussion and analysis.  We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made.  Actual results may differ from these estimates under different assumptions or conditions.  Significant areas requiring management estimates include the assessment of net recoverable value and amortization period of technology licenses, clinical trial accounting, revenue recognition, stock-based compensation, and recognition of future income tax assets.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include intangible assets, clinical trial accounting, revenue recognition, research and development costs, stock-based compensation, and income taxes.  These and other significant accounting policies are described more fully in Note 2 of our consolidated annual financial statements.

Intangible Assets

Intangible assets are comprised of purchased technology licenses.

Technology licenses, including those acquired in exchange for the issuance of equity instruments by us, are amortized on a straight-line basis over the estimated useful life of the underlying technologies.

We determine the estimated useful lives for intangible assets based on a number of factors: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  A significant change in any of the above factors may require a revision of the expected useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which could have a material impact on our results of operations.

We evaluate the recoverability of the net book value of our intangible assets on a quarterly basis based on the expected utilization of the underlying technologies.  If the carrying value of the underlying technology exceeds the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, then the carrying value is written down to its fair value, based on the related estimated discounted cash flows.

The amounts shown for technology licenses do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.

Clinical Trial Accounting

We record clinical trial expenses relating to service agreements with various contract research organizations, investigators and other service providers which conduct certain product development activities that complement our efforts in developing our drug candidates based upon the estimated amount of work completed on each trial.  These estimates may or may not match the actual services performed by the service providers as determined by patient enrolment levels and related activities.  We consider the following factors at a given point in time through internal reviews, correspondence and discussions with our service providers in estimating the amount of clinical trial expense for an accounting period: the level of patient enrolment, the level of services provided and goods delivered, the contractual terms and the proportion of the overall contracted time that has elapsed during the accounting period.

If we have incomplete or inaccurate information relating to the above factors, we may under or overestimate activity levels associated with various trials.  Under such circumstances, future clinical trial expenses recognized could be materially higher or lower when the actual activity level becomes known.

Revenue Recognition

The Company currently earns its revenue from collaboration arrangements that provide for non-refundable payments as follows:

•	upfront fees at the commencement of the arrangement;

•	milestone payments upon meeting certain milestones as contained in the related collaboration arrangement; and

•	fees based on the number of full time research staff assigned to related research activities and the recovery of related research and development costs.

The upfront fees are deferred and amortized straight-line over the expected term of the Company’s continued involvement in the research and development process. Changes in estimates are recognized prospectively when changes to the expected term are determined.

Milestone payments are recognized as revenue when the milestones are achieved and these payments are due and are considered collectible. Specifically, the criteria for recognizing milestone payments are that (i) the milestone is substantive in nature, (ii) the achievement was not reasonably assured at the inception of the agreement, and (iii) we have no further involvement or obligation to perform associated with the achievement of the milestone, as defined in the related collaboration arrangement.

Fees based on the number of full time research staff assigned to the related research activities and the recovery of related research and development costs are recognized in income to the extent the services are performed, the consideration is collectible, and the amount of the fees are considered to represent the fair value of those services.

Collaboration arrangements entered into by the Company may be revenue arrangements with multiple deliverables. The Company reviews multiple deliverable arrangements to identify separate units of accounting if the deliverables have standalone value and if objective evidence of fair value for the undelivered items exits. Revenues are allocated among the separate units based on their relative fair values or are otherwise recognized as a single unit of accounting when the deliverables do not have standalone value or if fair values of the undeliverable items are not determinable. Revenues recognized as a single unit of accounting during the period of ongoing involvement are deferred and amortized on a straight-line basis over the period of ongoing involvement. To the extent that the Company is entitled to upfront, milestone or other lump-sum payments during the period of ongoing involvement, the payments will be deferred and amortized on a straight-line basis over the remaining period of ongoing involvement of the Company. During this period, the Company will recognize revenue prospectively from the time milestone payments are achieved, services are performed or delivery criteria are met until the end of the amortization period. Subsequent to the period of ongoing involvement of the Company, upfront payments, milestone payments and fees based on the number of full time research staff will be recognized as detailed above.

Research and Development Costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs.  Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization.  We assess whether these costs have met the relevant criteria for deferral and amortization at each reporting date.  No development costs have been deferred in our financial statements.

Stock-based Compensation and other Stock-based Payments

Share-based awards are measured and recognized as an expense using the fair value based method. The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the subjective assumptions of the expected life of the option, the expected volatility at the time the options are granted, and risk-free interest rate. Changes in these assumptions can materially affect the measure of the estimated fair value of our employee stock options, hence our results of operations. We amortize the fair value of stock options over the vesting terms of the options which are generally up to four years from grant.

Future Income Taxes

Income taxes are accounted for using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in income when a change in tax rates is substantively enacted. Future income tax assets are evaluated periodically and if realization is not considered more likely than not, a valuation allowance is provided.

Changes in Significant Accounting Policies

On January 1, 2009, we retrospectively adopted the recommendations of the CICA’s Section 3064, Goodwill and Intangible Assets (Section 3064). The new standard, which applies to fiscal years beginning on or after October 1, 2008, clarifies the recognition of intangible assets, including internally generated assets. The standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition. The standard also provides guidance on the recognition and measurement of internally generated assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.

Upon adoption of this new standard, patent costs previously capitalized did not meet the new criteria for capitalization. As a result, we adjusted our prior period balances as if the new accounting policy had always been applied. We recorded a decrease in intangible assets and an increase in deficit at December 31, 2008 and 2007 of $1.8 million and $2.0 million, respectively, relating to patent costs capitalized in prior periods. The impact on the consolidated statements of operations and comprehensive loss for the year ended December 31, 2008, was an increase in research and development costs of $0.4 million, a decrease in amortization of $0.3 million, and a decrease in write-down of intangible asset of $0.2 million, resulting in an overall decrease in net loss of $0.1 million. The basic and diluted loss per common share remained unaffected as a result of the retrospective restatement upon adoption of Section 3064.

Impact of Accounting Pronouncements Affecting Future Periods

On February 13, 2008, the Accounting Standards Board (AcSB) confirmed that the use of International Financial Reporting Standards (IFRS) will be required, for fiscal years beginning on or after January 1, 2011, for publicly accountable profit-oriented enterprises. After that date, IFRS will replace Canadian GAAP for those enterprises. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures.

In the second half of 2009, we undertook a detailed review of our accounting standards. We examined the alternative available to Cardiome of filing its primary financial statements in Canada using U.S. GAAP, as permitted by the Canadian Securities Administrators' National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency, given that Cardiome is a Foreign Private Issuer in the United States.

As a result of this analysis, it has been determined that we will adopt U.S. GAAP as our primary basis of financial reporting commencing January 1, 2010 on a retrospective basis based on the relevance of U.S GAAP to our current investors and to the users of our financial statements.  Commencing in 2010, our financial statements will be reported in accordance with U.S. GAAP, and comparative financial information will be revised to reflect our results as if they had been historically reported in accordance with U.S. GAAP.

The application of U.S. GAAP would result in the following material differences in the Company’s accounting policies:

•
Patent costs related to internally generated assets developed from research activities would be capitalized and amortized on a straight-line basis over the estimated useful life of the patent under U.S. GAAP. Under Canadian GAAP, these costs are expensed as incurred.

•
Technology licenses acquired from third-parties would be classified as in-process research and development and written off immediately as they have no alternative use under U.S. GAAP. Under Canadian GAAP, these licenses are capitalized and amortized on a straight-line basis over their estimated life.

•
Stock-based compensation expense would include an estimate of employee award forfeitures under U.S. GAAP. Under Canadian GAAP, stock-based compensation expense is accrued as if all employee awards granted are expected to vest and the effect of actual forfeitures is recognized as they occur.

We do not expect the adoption of U.S. GAAP to require significant changes to our existing internal controls over financial reporting and disclosure controls and procedures, or information and data systems.

FOURTH QUARTER RESULTS

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands of dollars, except share and per share amounts)	For the Three Months Ended December 31
	$2009	2008 (Restated)(2) $
Revenue
Licensing and other fees	24,626	-
Research collaborative fees	131	410
	24,757	410
Expenses
Research and development	6,165	9,565
General and administration	3,247	3,833
Amortization Write-down of intangible assets	802 -	875 686
	10,214	14,959
Operating income (loss)	14,543	(14,549)
Other income (expenses)
Interest and other income	124	69
Foreign exchange (loss) gain	(2,104)	6,228
	(1,980)	6,297
Net income (loss) for the period	12,563	(8,252)
Deficit, beginning of period	(343,242)	(321,151)
Deficit, end of period	(330,679)	(329,403)
Basic and diluted income (loss) per common share(1)	0.20	(0.13)
Weighted average number of common shares outstanding	61,391,676	63,762,296
Weighted average number of common shares outstanding plus the weighted average number of potentially dilutive common shares outstanding during the period	61,588,116	63,762,296

(1)Basic earnings (loss) per common share based on the weighted average number of common shares outstanding during the period. Diluted earnings per common share based on the weighted average number of common shares outstanding during the period plus the weighted average number of potentially dilutive common shares outstanding during the period.

(2)Restatement relates to the retrospective adoption of CICA Handbook Section 3064, Goodwill and Intangible Assets (see note 3(a) of our audited December 31, 2009 consolidate financial statements).

Net income for the fourth quarter of 2009 was $12.6 million ($0.20 per common share), compared to a net loss of $8.3 million ($0.13 per common share) for the same period in 2008.  The net income in Q4-2009 reflects increased revenue from the Merck collaboration agreement and lower R&D expenditures compared with Q4-2008.

R&D expenses for Q4-2009 were $6.2 million, compared to $9.6 million in Q4-2008. The decrease in R&D costs is primarily due to decreased costs related to vernakalant (oral) as the Phase 2b clinical trial for vernakalant (oral) was completed in 2008. R&D costs in Q4-2009 related primarily to the AVRO study for vernakalant (iv). G&A expenses were $3.2 million for Q4-2009 compared to $3.8 million in Q4-2008. The decrease was due to lower consulting fees related to strategic process activities which concluded in Q2-2009, offset by an increase in stock based compensation expense. A write-down of intangible assets of $0.7 million was recorded in Q4-2008. No write-down was recorded in 2009. Other expenses were $2.0 million for Q4-2009 compared with other income of $6.3 million in Q4-2008. This decrease reflects a foreign exchange loss of $2.1 million in Q4-2009 compared to a foreign exchange gain of $6.2 million in Q4-2008. The foreign exchange loss is due to the decreased value of the U.S. dollar compared to the Canadian dollar during Q4-2009.

SUMMARY OF QUARTERLY RESULTS

Set forth below is the selected unaudited consolidated financial data for each of the last eight quarters:

	4th Quarter ended	3rd Quarter ended	2nd Quarter ended	1st Quarter ended
(In thousands of Canadian dollars except per share amounts)	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009

Total revenue	24,757	$21,069	$8,572	$274
Research and development	6,165	10,275	6,338	7,715
General and administration	3,247	4,657	4,970	4,137
Net income (loss) for the period	12,563	(364)	(1,437)	(12,038)
Basic and diluted net income (loss) per common share	0.20	(0.01)	(0.02)	(0.19)

	4th Quarter ended (Restated)(1)	3rd Quarter ended (Restated)(1)	2nd Quarter ended (Restated)(1)	1st Quarter ended (Restated)(1)
	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008

Total revenue	$410	$536	$202	$456
Research and development	9,565	8,524	12,864	18,212
General and administration	3,833	4,819	4,406	4,112
Net loss for the period	(8,252)	(11,781)	(18,086)	(22,243)
Basic and diluted net loss per common share	(0.13)	(0.18)	(0.28)	(0.35)

(1) Restatement relates to the retrospective adoption of CICA Handbook Section 3064, Goodwill and Intangible Assets (see note 3(a) of our audited December 31, 2009 consolidated financial statements).

The primary factors affecting the magnitude of our losses in the various quarters were licensing and other revenues, R&D expenditures associated with clinical development programs, foreign exchange gains and losses, and stock based compensation expense.

The significant increase in revenue in Q2-2009, Q3-2009, and Q4-2009 compared to other quarters was primarily due to the recognition of deferred revenue from Merck related to the upfront payment of $66.9 million (U.S.$60 million) and proceeds for shipment of clinical supplies. Q3-2009 and Q4-2009 revenue also includes recognition of deferred revenue related to the $16.2 million (U.S.$15 million) milestone payment from Merck. This increase in revenue resulted in a net income for Q4-2009 compared to net losses in previous quarters. The substantial losses for Q1-2008 and Q2-2008, when compared with the other quarters, was due to research and clinical costs associated with our vernakalant (oral) Phase 2b clinical trial, and costs associated with the development of GED-aPC.  The fluctuation in G&A costs over the various quarters is primarily due to business development initiatives, the strategic process and stock based compensation expense.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth consolidated financial data prepared in accordance with Canadian GAAP for our last three fiscal years:

(in thousands of dollars except per share amounts)	For the Years Ended December 31
	2009 $	2008 Restated(1) $	2007 Restated(1) $
Revenues	54,672	1,604	4,879
Net loss	(1,276)	(60,362)	(85,869)
Loss per common share, basic and diluted	(0.02)	(0.95)	(1.36)
Total assets	70,796	61,321	99,271
Long-term obligation (2)	102	128	152

(1) Restatement relates to the retrospective adoption of CICA Handbook Section 3064, Goodwill and Intangible Assets (see note 3(a) of our audited December 31, 2009 consolidated financial statements).
(2) Amounts represent repayable tenant inducement advances.

We have not declared any cash dividends since inception.

The significant increase in revenues in fiscal 2009, compared to fiscal 2008 and 2007, was due to the upfront payment of $66.9 million (U.S. $60.0 million), the MAA milestone payment of $16.2 (U.S. $15.0 million), and the $7.6 million (U.S.$7.0 million) payment for shipment of clinical supplies earned from the Merck collaboration and license agreement, which are being deferred and amortized on a straight-line basis over the period of ongoing involvement.

RESULTS OF OPERATIONS

We recorded a net loss of $1.3 million ($0.02 per common share) for the year ended December 31, 2009, compared to a net loss of $60.4 million ($0.95 per common share) for the year ended December 31, 2008. The decrease of $59.1 million in net loss for the year was largely due to the revenue recognized from the upfront payment of U.S.$60 million, the milestone payment of U.S.$15 million and the U.S.$7.0 million payment for shipment of clinical supplies from our collaborative partner, Merck. Decreased research and development expenditures related to vernakalant (oral) in the current fiscal period due to the completion of the Phase 2b trial in 2008 also contributed to the decrease in net loss for fiscal 2009. This was partially offset by a foreign exchange loss on translation of U.S. denominated net monetary assets into Canadian dollars for reporting purposes at year end.

Operating costs are expected to decrease in the next fiscal year as clinical and development costs related to vernakalant (oral) will be borne 100% by Merck. Additionally, costs related to GED-aPC are expected to decrease as the Phase 1 clinical trial of GED-aPC is complete with no further cohorts to be conducted. The future development and commercialization of GED-aPC are expected to be funded externally from us, although we may choose to co-invest in the venture to maintain an equity interest. Offsetting the decrease in these program costs will be our portion of ongoing costs related to the ACT 5 trial for vernakalant (iv).

We expect to recognize the remainder of the deferred revenue related to the upfront and the MAA milestone payments, as well as proceeds for shipment of clinical supplies to Merck in 2010. Additionally, we may receive royalty revenue next year. In addition, we expect to receive other milestone payments from our collaborative partners. Depending on the timing of achievement of these payments, our revenue may be higher than our operating costs during this period. Research collaborative fees are not expected to be significant during the next year.

Revenues

Total revenue for fiscal 2009 was $54.7 million, an increase of $53.1 million from $1.6 million in fiscal 2008.  Total revenue is comprised of licensing and other fees and research collaborative fees we received from our collaborative partners.

Licensing and other fees represent recognition of revenue related to both the upfront payments from our collaborative partners and the MAA milestone from Merck, as well as proceeds from shipment of clinical supplies to Merck. The collaboration and license agreement with Merck is a revenue arrangement with multiple deliverables. When the fair values of the undelivered items are not determinable, the deliverables are being recognized as a single unit of accounting, and their associated revenues are deferred and amortized on a straight-line basis over the remaining period of ongoing involvement.  We recorded licensing and other fees of $53.8 million for fiscal 2009, primarily attributable to the recognition of deferred revenue related to payments from Merck. No milestone payments were received or recognized in fiscal 2008. In the year ended December 31, 2008, we recognized the remainder of deferred revenue of $0.2 million related to the upfront payment and premium on equity investment from Astellas.

Research collaborative fees are comprised of contract research fees and project management fees from our collaborative partners. Fees are recognized as revenues to the extent the services are performed, the consideration is collectible, and the fees are considered to represent the fair value of those services, except those earned in connection with multiple deliverable arrangements, discussed above, where fees are deferred and amortized on a straight-line basis over the remaining period of ongoing involvement. We recorded $0.9 million for the year ended December 31, 2009, compared to $1.4 million for fiscal 2008.

The decrease in research and collaborative fees was mainly attributable to decreased fees from Astellas due to reduced work on clinical vernakalant (iv).

In the future, we may earn additional revenue from our collaboration and licensing agreement with Merck for the development of vernakalant. We may also begin earning royalties from Merck. In addition, depending on the results and timing of a decision by the FDA, we may earn additional milestone payments and royalties from Astellas.

Research and Development Expenditures

Research and development (R&D) expenditures were $30.5 million for fiscal 2009, compared to $49.2 million for fiscal 2008.

(in millions of dollars)	For the Years Ended December 31
Project	2009 $	(Restated)(i) 2008 $
Vernakalant (oral)	6.9	29.2
Vernakalant (iv)	15.9	12.0
GED-aPC	5.1	6.1
Other projects (including pre-clinical studies)	2.6	1.9
Total research and development expenses	30.5	49.2
(i)Restatement relates to the retrospective adoption of CICA Handbook Section 3064, Goodwill and Intangible Assets (see note 3(a) of our audited December 31, 2009 consolidated financial statements).

The decrease in R&D expenditures for fiscal 2009, compared to fiscal 2008, was primarily due to the completion of the Phase 2b trial for vernakalant (oral) in 2008, offset by an increase in R&D expenditures related AVRO study for vernakalant (iv), which was completed in Q4-2009. Development efforts for vernakalant (oral) globally are now the responsibility of Merck. Spending on other projects was largely related to internal pre-clinical research and development work.

For fiscal 2010, we expect to continue to incur costs associated with the ACT 5 trial for vernakalant (iv) which initiated in October 2009 and is expected to complete in the first half of 2011. We will also continue to incur costs related to the continued development of other pre-clinical projects. We do not expect to incur costs related to other large clinical trials and thus expect our R&D expenditures to continue to decrease in 2010.

General and Administration Expenditures

General and administration (G&A) expenditures for fiscal 2009 were $17.0 million compared to $17.2 million for fiscal 2008 and primarily consisted of wages and benefits (including stock-based compensation), office costs, corporate costs and consulting and professional fees. We expect our G&A expenditures to remain at relatively constant levels.

Amortization

Amortization was $3.3 million for fiscal 2009 compared to $3.8 million for fiscal 2008. In both periods, amortization expense related to the GED-aPC technology license and capital equipment.  Amortization for the year ended December 31, 2008 also included amortization of the Artesian technology license which was written off in December 2008.

Write-Down of Intangible Assets

We recorded a total write-down of intangible assets of $0.7 million in fiscal 2008. The write-down was due to the Company’s expectation that it will not meet its obligation under the stock purchase agreement with the former Artesian shareholders to advance the development of at least one drug candidate by March 31, 2009. No write-down was recorded in 2009.

Other Income (Expenses)

Interest and other income was $0.3 million for fiscal 2009 and $0.6 million for fiscal 2008. The decrease was mostly due to lower interest rates.

Foreign exchange loss was $5.4 million for fiscal 2009 compared to a foreign exchange gain of $8.2 million for fiscal 2008. Foreign exchange gains and losses are primarily attributable to the translation of foreign denominated net monetary assets into Canadian dollars for reporting purposes at period end. The foreign exchange gain in 2008 was primarily due to the increased value of the U.S. dollar compared to the Canadian dollar during the period. The decreased value of the U.S. dollar compared to the Canadian dollar during the current fiscal period contributed to the foreign exchange loss in 2009.  We are exposed to market risk primarily related to currency exchange rates in the United States because the majority of our clinical development expenditures are incurred in U.S. dollars.  Some of these risks are offset by the reimbursements and milestone payments from Merck and Astellas in U.S. dollars and may in the future be offset by royalty revenues in U.S. dollars.  We will continue to hold U.S. dollars and, to a lesser degree, other foreign currencies to meet our anticipated operating expenditure needs in future periods in the United States and other jurisdictions outside of Canada.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

Our operational activities during fiscal 2009 were financed mainly by the U.S.$60 million upfront payment, U.S.$15 million milestone payment, and U.S.$7.0 million payment for shipment of clinical supplies from Merck, our working capital carried forward from the preceding fiscal year, and research collaborative fees collected from Astellas. We believe that our cash position as of December 31, 2009, the U.S.$25 million advance on the line of credit from Merck received in Q1-2010, the anticipated cash inflows from our collaborative partners, and available credit facilities will be sufficient to finance our operational and capital needs for at least 24 months. Our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with clinical trials, revenues associated with collaborative and license arrangements with third parties and strategic opportunities.

At December 31, 2009, we had working capital of $6.5 million compared to $27.4 million at December 31, 2008. The decrease in working capital is due to $37.0 million of revenue deferred, which is a current liability, from the receipt of the U.S.$60 million upfront payment, U.S.$15 million milestone payment, and U.S.$7.0 million payment for shipment of clinical supplies from Merck. We had available cash reserves comprised of cash and cash equivalents of $49.7 million at December 31, 2009 compared to $37.1 million at December 31, 2008.

Cash provided by operating activities for fiscal 2009 was $44.4 million, an increase of $109.4 million from cash used in operating activities of $65.0 million in fiscal 2008. The increase of cash provided by operating activities for the year ended December 31, 2009 compared to the prior year, was primarily due to the receipt from Merck of the $66.9 million (U.S.$60 million) upfront payment, the $16.2 (U.S.$15 million) milestone payment, and proceeds from shipment of clinical supplies, and decreased research and development expenditures due to the completion of the Phase 2b trial for vernakalant (oral) in fiscal 2008.

Cash used in financing activities was $26.4 million in fiscal 2009 compared to cash provided by financing activities of $25.3 million for fiscal 2008. The primary use of cash for financing activities in 2009 was the purchase and cancellation of common shares as part of our dutch auction tender offer, while the primary source of cash in 2008 was net proceeds from the issuance of preferred shares.

Cash used in investing activities in fiscal 2009 was $0.1 million, compared to $0.2 million in fiscal 2008.  Cash used in investing activities during 2009 and 2008 primarily related to the purchase of equipment.

Contractual Obligations

As of December 31, 2009 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of dollars)	2010 $	2011 $	2012 $	2013 $	2014 $	Thereafter $	Total $
Other long-term Obligations	26	29	32	35	6	nil	128
Operating Lease Obligations	1,452	1,443	1,483	1,491	311	nil	6,180
Commitments for Clinical Research Agreements and Other Agreements	943	11	nil	nil	nil	nil	954
Total	2,421	1,483	1,515	1,526	317	nil	7,262

Outstanding Share Capital

As of March 8, 2010, there were 60,516,911 common shares issued and outstanding, and 6,329,579 common shares issuable upon the exercise of outstanding stock options (of which 3,782,020 were exercisable) at a weighted average exercise price of $7.45 per share.

RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities as of December 31, 2009 was $0.2 million (2008 - $0.2 million) owing to a legal firm where the Company’s corporate secretary is a partner. The amounts charged were recorded at their exchange amounts and are subject to normal trade terms. We incurred approximately $1.2 million of legal fees for services provided by this legal firm in fiscal 2009 compared to $1.5 million in fiscal 2008.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances.  At December 31, 2009, our cash and cash equivalents were primarily held as cash. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows. We are also subject to interest rate fluctuations on our line of credit from Merck.